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Thomas P. Conaghan Attorney at Law tconaghan@mwe.com +1 202-756-8161

August 5, 2016

VIA EDGAR

Andrew Mew

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	WABCO Holdings Inc. (SEC File No.001-33332) Comment Letter to Form 10-K for the Fiscal Year Ended December 31, 2015

Dear Mr. Mew:

On behalf of WABCO Holdings Inc. (the “Company”), this letter will confirm the telephone conversation of August 2, 2016, between Sean Deason of the Company and Beverly Singleton, in which Mr. Deason advised Ms. Singleton that the Company will respond to the Staff’s comment letter by August 29, 2016. Please let me know as soon as possible if this timeframe creates any issues from the Staff’s perspective.

Kind regards,

/s/ Thomas P. Conaghan

Thomas P. Conaghan

cc: Sean Deason

Gary Howlett

Lisa Brown

WABCO Holdings Inc.